

Mail Stop 3561

June 17, 2016

Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re: Dollar Tree, Inc.**
> **Form 8-K/A Amendment No. 2 filed June 17, 2016**
> **Response dated June 15, 2016**
> **File No. 000-25464**

Dear Mr. Sasser:

We have reviewed your June 15, 2016 response to our comment letter and your amended Form 8-K and have the following comments; in some, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Form 8-K and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We reviewed your amended Form 8-K filed to include $74.4 million in accelerated depreciation expense consistent with your response dated June 15, 2016. We note the pro forma adjustment for selling, general, and administrative expenses was reduced by approximately $74.4 million to $110.2 million; however, we are not able to reconcile the adjustment of $110.2 million to the amounts of the individual components disclosed in notes B, C, D, and E. Please reconcile for us and revise as necessary. Further, please revise your description of adjustment D, which continues to disclose the elimination of $42 million of accelerated depreciation expense associated with the purchase price adjustment to fixed assets.

   You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

       Sincerely,

       /s/ Lisa M. Kohl for

       Mara L. Ransom
       Assistant Director
       Office of Consumer Products

cc: Brandon Price, Esq.